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LEGAL PROCEEDINGS - CHY

     The Fund, the Fund's current Board of Trustees, certain former Board of Trustees, Calamos, and the corporate parent of Calamos have been named as defendants in a putative class action captioned Rutgers Casualty Insurance Co.
v. Calamos, et al., which was initially filed in the U.S. District Court for the Northern District of Illinois on August 13, 2010, voluntarily dismissed in the U.S. District Court and re-filed in the Circuit Court of Cook County, Illinois on December 22, 2010, (the "Rutgers Casualty Action"). The complaint in the Rutgers Casualty Action generally alleges that the Fund's Board of Trustees breached certain fiduciary duties owed to the common shareholders of the Fund by approving the redemption of the Fund's Auction Rate Cumulative Preferred Shares (the "ARPS") at their liquidation preference, and by recapitalizing the Fund with debt-based borrowings that were allegedly less advantageous to the Fund's common shareholders. The complaint also alleges that Calamos, the corporate parent of Calamos and the Fund itself aided and abetted the Trustees' alleged breaches of fiduciary duty and were unjustly enriched as a result. The suit seeks indeterminate monetary and punitive damages from the named defendants, as well as injunctive relief. The defendants believe that the Rutgers Casualty Action is without merit, and intend to defend themselves vigorously against these charges.

     The Fund does not believe that the Rutgers Casualty Action has any present material adverse effect on the ability of Calamos to perform its obligations under its investment advisory contract with the Fund.